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January 13, 2006



Mr. Kevin Vaughn
Reviewing Accountant
Mail Stop 6010
U.S. Securities and Exchange Commission
Washington, DC 20549

Re:   Thermo Electron Corporation
      File No. 001-08002

Dear Mr. Vaughn:

Thermo Electron Corporation (the company) provides the following information in response to the staff's letter of December 16, 2005.

Form 10-K for the Year Ended December 31, 2004
----------------------------------------------

Consolidated Balance Sheets (page F-5)
---------------------------

Comment 1:      We note that you had outstanding other accrued expenses of
                $178.9 million and $171.2 million as of December 31, 2004 and December 31, 2003. We further note that this balance has increased to $206.9 million as of October 1, 2005. Please tell us and revise future filings to disclose separately, either on the face of the balance sheet or in the footnotes to the financial statements, any item in excess of 5 percent of total current liabilities. Refer to Rule 5-02.20 of Regulation S-X. We note your reference to Note 2 - Acquisitions and Dispositions;
                however, the liability components discussed there do not appear to be a significant component of the other accrued expenses.

Response:       In researching the staff's comment, the company determined that a liability for customer deposits exceeded the 5% threshold in certain periods but was inadvertently not presented as a separate line or in a note. This liability totaled $47.8 million
                (8%) at December 31, 2004. In future filings, the company will separately disclose this and any other liabilities that exceed
                5% of current liabilities. The company notes that accrued restructuring costs were shown as a separate line item in the 2004 Form 10-K but were later reclassified to other accrued expenses in the company's Form 10-Q beginning in the first quarter of 2005, as they fell below the 5% threshold and are separately disclosed in a footnote. This reclassification (which was made for both balance sheets presented in each 2005 Form
                10-Q) caused $15 million of the increase in other accrued expenses referenced by the staff.

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U.S. Securities and Exchange Commission   - 2 -                 January 13, 2006


Notes to Consolidated Financial Statements
------------------------------------------

Note 14. Supplemental Cash Flow Information (page F-45)
-------------------------------------------

Comment 2:      We note that you sold Spectra-Physics to Newport Corporation
                (Newport) for $275 million which included $175 million in cash, $50 million in Newport stock and a $50 million note receivable from Newport. Revise your supplemental cash flow information note in future filings to disclosure the non-cash portions of the sale transaction with Newport. Refer to paragraph 32 of SFAS
                131.

Response:       The company notes the staff's comment and agrees to provide the requested information in future filings.


Form 10-Q for the Quarter Ended July 2, 2005
--------------------------------------------

Notes to Condensed Consolidated Financial Statements
----------------------------------------------------

Note 2.  Acquisitions (page 8)
---------------------

Comment 3:      We note that you recorded $444 million, or 53%, of the purchase price of Kendro to goodwill. Please tell us and revise future filings to clearly state to investors why you paid such a significant premium for the Kendro business in accordance with paragraph 51(b) of SFAS 141.

Response:       The company's acquisitions between 2002 and 2005 have had a significant portion of the purchase price allocated to goodwill.
                In note 2 on page F-20 of the company's Form 10-K for the year ended December 31, 2004, the company discloses that its acquisitions have historically been made at prices above the fair value of the acquired assets, resulting in goodwill, due to expectations of synergies of combining the businesses. These synergies include use of the company's existing infrastructure such as sales force, distribution channels, and customer relations to expand sales of the acquired businesses' products;
                use of the infrastructure of the acquired businesses to cost effectively expand sales of company products; and elimination of duplicative facilities, functions, and staffing. The company expects such synergies from the Kendro acquisition and is incurring significant exit costs at existing and Kendro business units to integrate operations in a manner to best achieve the synergies. The company will provide disclosure in future filings concerning the factors leading to goodwill.

Form 10-Q as of October 1, 2005
-------------------------------

Note 3 - Business Segment Information (page 12)
-------------------------------------

Comment 4:      We note your disclosure in the Form 8-K dated October 26, 2005 that you include the non-GAAP measures because you believe it helps investors to better understand your core operating results and future prospects "consistent with how management measures and forecasts the company's performance." We further note that the segment disclosures in Note 3 of the October 1, 2005 Form
                10-Q and of the December 31, 2004 Form 10-K discloses total operating income for the segments. However, the non-GAAP adjusted operating income is not included in the segment disclosures. In light of your disclosure in the Form 8-K, please tell us why you believe the measure of segment profit (loss) in your October 1, 2005 Form 10-Q and your December 31, 2005 Form
                10-K complies with paragraphs 29 and 30 of SFAS 131.

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U.S. Securities and Exchange Commission   - 3 -                 January 13, 2006


Response:       The company notes the staff's comment and acknowledges that the non-GAAP adjusted operating income measure discussed in the earnings release furnished under Form 8-K is a more appropriate measure of segment profitability given the guidelines of paragraphs 29 and 30 of SFAS 131. The company proposes in future filings to use this as the measure of segment profitability reported in the segment footnote in lieu of operating income.
                Such amounts will be reconciled to income from continuing operations before income taxes as required by paragraph 32b of SFAS 131.

Form 8-K Filed October 26, 2005
-------------------------------

Comment 5:      We note that you present your non-GAAP measures in the form of statements of operations. That format may be confusing to investors as it reflects several separate non-GAAP measures, including non-GAAP cost of revenues, non-GAAP amortization expenses, non-GAAP restructuring expenses, non-GAAP costs and operating expenses, non-GAAP operating income, non-GAAP other income, non-GAAP income before taxes, non-GAAP income tax expense and non-GAAP net income, which all have not been identified or described to investors. In fact, it appears that management does not use all of these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and FAQ 8 Regarding the Use of Non-GAAP Financial
                Measures dated June 13, 2003 for each non-GAAP measure presented. Specifically, you should provide a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure and explain why you believe each measure provides useful information to investors.

                o To eliminate investor confusion, please remove the non-GAAP statements of operations format from future filings and only disclose those non-GAAP measures used by management with the appropriate reconciliations, as you have provided in your segment data table.

                o Otherwise, confirm that you will revise your Forms 8-K in future periods to provide all the disclosures required by Item 10(e)(I)(i) of Regulation S-K for each non-GAAP measure presented in the statement, and provide us with a sample of your proposed disclosure. We may have further comment.

Response:       The company notes the staff's comment and proposes to present in future Form 8-K filings a reconciliation in the format suggested in the staff's first bullet point of comment 5.

The company acknowledges that:

                o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

                o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

                o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I am available to discuss our responses to any of the above comments at (781) 622-1247. My fax number is (781) 768-6630. Thank you for your assistance.

                                                  Sincerely,


                                                  /s/ Peter E. Hornstra
                                                  ------------------------
                                                  Peter E. Hornstra
                                                  Chief Accounting Officer
cc: Tom Dyer

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